As filed with the Securities and Exchange Commission on August 5, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Magma Design Automation, Inc.

(Name of Subject Company (Issuer))

Magma Design Automation, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $.0001 Per Share

(Title of Class of Securities)

559181102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Beth Roemer, Esq.

Vice President, General Counsel and Secretary

Magma Design Automation, Inc.

5460 Bayfront Plaza

Santa Clara, California 95054

(408) 565-7500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Horace L. Nash, Esq.

Fenwick & West LLP

801 California St.

Mountain View, CA 94041

Telephone: (650) 335-7970

Facsimile: (650) 938-5200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,336,694	$275.03

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,112,201 shares of common stock of Magma Design Automation, Inc., which options have an approximate aggregate value of $2,336,694, will be exchanged pursuant to this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model, as of April 25, 2005.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 for each $1,000,000 of the aggregate value of this transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on June 28, 2005.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

(AMENDMENT NO. 2)

Explanatory Statement

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by Magma Design Automation, Inc. (“Magma”) with the Securities and Exchange Commission on June 28, 2005, in connection with Magma’s offer to exchange outstanding options to purchase shares of Magma’s common stock with exercise prices equal to or greater than $10.50 per share for a lesser number of new options with an exercise price equal to the closing trading price of Magma’s stock on the day such new options are granted (“Offer”), upon the terms and conditions set forth in the Offer to Exchange that was filed as Exhibit 99(a)(1) to the Schedule TO.

On July 25, 2005, Magma filed Amendment No. 1 to Schedule TO to announce the extension of the expiration date of the Offer. Magma has now further revised its Schedule TO and Offer to Exchange to respond to comments made by the U.S. Securities and Exchange Commission (“SEC”) and to make certain other additions and clarifying changes. These revisions:

(i) Clarify that the Grant Date for the Replacement Options will be changed only if the Expiration Date of the Offer is changed in order to extend the duration of the Offer and will generally be the first business day after the Expiration Date, except in the unlikely event that, due to emergency or other currently unanticipated events, the compensation committee of Magma’s Board of Directors is unable to meet or act by written consent on that day;

(ii) Clarify and provide illustrative examples of vesting schedules of the Replacement Options and procedures for changing and withdrawing previously submitted elections to exchange Eligible Options;

(iii) Explain that Eligible Employees who have properly submitted their Eligible Options for Exchange will be granted their Replacement Options on the Grant Date and will receive notice of such grant and be able to view summary information about their Replacement Options by 11:59 p.m. on August 25, 2005;

(iv) Add a section to Appendix B of the Offer to Exchange that addresses tax and other consequences of participation in the Offer to Eligible Employees who are residents of Taiwan;

(v) Add additional information to the section of Appendix B addressing tax and other consequences of participation in the Offer to Eligible Employees who are residents of the Netherlands;

(vi) File all forms of Notice of Stock Option Award and Stock Option Agreements that will govern Replacement Options as Exhibits 99(a)(10)(A), 99(a)(10)(B), 99(a)(10)(C) and 99(a)(10)(D) to the amended Schedule TO, in replacement of previous Exhibit 99(a)(10); and

(vii) Make certain other enhancements and clarifications to the Offer to Exchange, all as set forth in the revised Offer to Exchange filed as Exhibit 99(a)(1)(A) hereto.

CUSIP No. 559181102

ITEM 1. SUMMARY TERM SHEET.

The information set forth under the headings “Summary of Terms – Overview” and “Summary of Terms – Questions and Answers” in the Offer to Exchange Outstanding Options to Purchase Common Stock, filed as Exhibit 99(a)(1)(A) hereto (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(b) Securities . This Schedule TO relates to an offer by Magma to exchange all outstanding options to purchase shares of Magma’s common stock that have an exercise price equal to or greater than $10.50 per share (“Eligible Options”) for new options to purchase shares of Magma’s common stock (“Replacement Options”), on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of common stock subject to the Replacement Options will be equal to the (i) the number of shares subject to the Eligible Options that are accepted for exchange and cancelled, divided by (ii) the applicable exchange ratio as set forth in the Offer to Exchange. Approximately 6.1 million shares are issuable upon exercise of Eligible Options. If all Eligible Options are accepted for exchange and cancellation pursuant to the Offer to Exchange, Replacement Options exercisable for approximately 4.3 million shares of common stock will be issued. The information set forth in the Offer to Exchange under “Summary of Terms—Overview,” “Summary of Terms – Questions and Answers”, Section 1 (“Number of Options; Expiration Date; Grant Date”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) Trading Market and Price . The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms . The information set forth in the Offer to Exchange under “Summary of Terms—Overview,” “Summary of Terms – Questions and Answers”, Section 1 (“Number of Options; Expiration Date; Grant Date”), Section 3 (“Procedures for Tendering Eligible Options for Exchange”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Terms of the Offer Specific to Eligible Employees Employed Outside the United States”), Section 14 (“Extension of this Offer; Termination; Amendment”) and Appendix B of the Offer to Exchange (“A Guide to International Issues”) is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes . The information set forth in the Offer to Exchange under “Summary of Terms -Overview”, “Summary of Terms – Questions and Answers” and Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds . The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions . The information set forth in the Offer to Exchange under Section 6 (“Conditions of this Offer”) is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information . Item 8 (“Consolidated Financial Statements and Supplementary Data”) of Magma’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed on June 14, 2005, is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 16 (“Information about Magma”), Section 17 (“Risk Factors”), Section 18 (“Forward-Looking Statements”), and Section 19 (“Additional Information”) is incorporated herein by reference.

ITEM 12. EXHIBITS.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
99(a)(1)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005, including Transmittal Letter, form of Election to Participate and form of Notice of Withdrawal	TO-I	005-77999	99(a)(1)	June 27, 2005

9(a)(1)(A)	Revised Offer to Exchange Outstanding Options to Purchase Common Stock, as amended August 5, 2005, including form of Election to Participate and form of Notice of Withdrawal					X

99(a)(2)	Press Release issued April 21, 2005 announcing proposed stock option exchange program	8-K	000-33213	99.1	April 21, 2005

99(a)(3)	Email sent on April 21, 2005 to Magma employees from Rajeev Madhavan, Magma Chairman and Chief Executive Officer, announcing proposed stock option exchange program and including a list of Questions and Answers regarding the program	8-K	000-33213	99.2	April 21, 2005

99(a)(4)	Email to Magma employees distributed on June 22, 2005 announcing stockholder approval of stock option exchange program	TO-C	005-77999	99.1	June 23,2005

99(a)(5)	Preliminary Proxy Statement	14A	000-33213	N/A	May 6, 2005

99(a)(6)	Definitive Proxy Statement	14A	000-33213	N/A	May 17, 2005

99(a)(7)	Annual Report on Form 10-K for the fiscal year ended March 31, 2005	10-K	000-33213	N/A	June 14, 2005

99(a)(8)	Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.1	November 14, 2003

99(a)(9)	Form of Notice of Stock Option Award and Stock Option Agreement pursuant to Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.2	February 9, 2005

9(a)(10)(A)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for U.S. employees)					X

99(a)(10)(B)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for international employees other than those residing in China, Israel, India and the United Kingdom)					X

99(a)(10)(C)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in China, Israel and India)					X

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Herewith
99(a)(10)(D)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in the United Kingdom)					X

9(a)(11)	Email sent on July 22, 2005 to eligible Magma employees announcing extension of stock option exchange program	TO-I/A	005-77999	99(a)(11)	July 25, 2005

99(d)(1)	Form of Notice of Stock Option Award for grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.4	December 27, 2004

99(d)(2)	Form of Notice and Agreement for Restricted Share Award grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.3	December 27, 2004

99(d)(3)	Magma’s 2001 Employee Stock Purchase Plan, as amended	S-8	333-112326	99.2	January 30, 2004

99(d)(4)	Magma 2005 Key Contributor Long-Term Incentive Plan, including form of Award Statement	8-K	000-33213	10.1	December 27, 2004

99(d)(5)	1998 Stock Incentive Plan	S-1	333-60838	10.4	May 14, 2001

99(d)(6)	Form of Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.10	August 14, 2001

99(d)(7)	Form of Amendment to Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.11	August 14, 2001

99(d)(8)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.8	August 14, 2001

99(d)(9)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.9	August 14, 2001

99(d)(10)	Stock Option Agreement entered into between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.13	August 14, 2001

99(d)(11)	Form of Stock Option Agreement for agreements between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.14	August 14, 2001

SCHEDULE TO

(AMENDMENT NO. 2)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2005

MAGMA DESIGN AUTOMATION, INC.

By:	/s/ Gregory C. Walker
Name:	Gregory C. Walker
Title:	Senior Vice President-Finance and Chief Financial Officer

EXHIBIT INDEX

		Incorporated by Reference				Filed Herewith
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
99(a)(1)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated June 27, 2005, including Transmittal Letter, form of Election to Participate and form of Notice of Withdrawal	TO-I	005-77999	99(a)(1)	June 27, 2005

9(a)(1)(A)	Revised Offer to Exchange Outstanding Options to Purchase Common Stock, as amended August 5, 2005, including form of Election to Participate and form of Notice of Withdrawal					X

99(a)(2)	Press Release issued April 21, 2005 announcing proposed stock option exchange program	8-K	000-33213	99.1	April 21, 2005

99(a)(3)	Email sent on April 21, 2005 to Magma employees from Rajeev Madhavan, Magma Chairman and Chief Executive Officer, announcing proposed stock option exchange program and including a list of Questions and Answers regarding the program	8-K	000-33213	99.2	April 21, 2005

99(a)(4)	Email to Magma employees distributed on June 22, 2005 announcing stockholder approval of stock option exchange program	TO-C	005-77999	99.1	June 23,2005

99(a)(5)	Preliminary Proxy Statement	14A	000-33213	N/A	May 6, 2005

99(a)(6)	Definitive Proxy Statement	14A	000-33213	N/A	May 17, 2005

99(a)(7)	Annual Report on Form 10-K for the fiscal year ended March 31, 2005	10-K	000-33213	N/A	June 14, 2005

99(a)(8)	Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.1	November 14, 2003

99(a)(9)	Form of Notice of Stock Option Award and Stock Option Agreement pursuant to Magma’s 2001 Stock Incentive Plan, as amended	10-Q	000-33213	10.2	February 9, 2005

9(a)(10)(A)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for U.S. employees)					X

99(a)(10)(B)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for international employees other than those residing in China, Israel, India and the United Kingdom)					X

99(a)(10)(C)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in China, Israel and India)					X

		Incorporated by Reference				Filed Herewith
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date
99(a)(10)(D)	Form of Notice of Stock Option Award and Stock Option Agreement for replacement options pursuant to Magma’s 2001 Stock Incentive Plan, as amended (for employees residing in the United Kingdom)					X

9(a)(11)	Email sent on July 22, 2005 to eligible Magma employees announcing extension of stock option exchange program	TO-I/A	005-77999	99(a)(11)	July 25, 2005

99(d)(1)	Form of Notice of Stock Option Award for grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.4	December 27, 2004

99(d)(2)	Form of Notice and Agreement for Restricted Share Award grants pursuant to Magma’s 2001 Stock Incentive Plan (for Executive Officers)	8-K	000-33213	10.3	December 27, 2004

99(d)(3)	Magma’s 2001 Employee Stock Purchase Plan, as amended	S-8	333-112326	99.2	January 30, 2004

99(d)(4)	Magma 2005 Key Contributor Long-Term Incentive Plan, including form of Award Statement	8-K	000-33213	10.1	December 27, 2004

99(d)(5)	1998 Stock Incentive Plan	S-1	333-60838	10.4	May 14, 2001

99(d)(6)	Form of Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.10	August 14, 2001

99(d)(7)	Form of Amendment to Stock Option Agreement in connection with Magma’s 1998 Stock Incentive Plan	S-1/A	333-60838	10.11	August 14, 2001

99(d)(8)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.8	August 14, 2001

99(d)(9)	Stock Option Agreement entered into between Magma and Rajeev Madhavan dated September 29, 2000	S-1/A	333-60838	10.9	August 14, 2001

99(d)(10)	Stock Option Agreement entered into between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.13	August 14, 2001

99(d)(11)	Form of Stock Option Agreement for agreements between Magma and Roy E. Jewell dated March 30, 2001	S-1/A	333-60838	10.14	August 14, 2001